BC FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Reporting Issuer

Rainchief Energy Inc.

Suite 900 – 925 West Georgia Street

Vancouver, British Columbia

Canada V6C-3L2

Item 2	Date of Material Change

December 22, 2010

Item 3	News Release

Issued December 30, 2010 at Vancouver, BC.

Item 4	Summary of Material Change

On December 22, 2010 the Company closed a share exchange transaction with JayDoc Capital Corp. (“Jaydoc”) and five of the holders of JayDoc’s common shares (the “Share Exchange”). Pursuant to the Share Exchange, the five holders of JayDoc’s common shares received an aggregate of 5,000,000 common shares of RainChief at a deemed price of US$0.02 per share in consideration for the surrender of an aggregate of 12,000,000 common shares of JayDoc. The result of the Share Exchange is that JayDoc is now a 100% owned subsidiary of RainChief. RainChief is also pleased to announce that on November 22, 2010, it completed a private placement of 1,000,000 units to one investor at a price of US$0.02 per unit (the “Unit Private Placement”). Each unit consists of one common share and one common share purchase warrant exercisable at a price of US$0.02 per share until October 29, 2015. The securities issued pursuant to the Share Exchange and the Unit Private Placement are subject to resale restrictions in accordance with applicable securities legislation.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

There is no omitted information

Item 8	Executive Officer

Brad Moynes, President at (604) 484-5761 x31

Item 9	Dated at Vancouver, British Columbia, December 30, 2010

“Brad Moynes”
Brad J. Moynes, President